FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 8, 2003

NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1       Third Quarter Financial Statements for the period ending February 28, 2003

Exhibit 2

Exhibit

Press Release dated April 3, 2003

Exhibit 3       Confirmation of mailing and letter to the Canadian Securities Commissions

QUARTERLY AND YEAR END REPORT

BC FORM 51-901

British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C. V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

Name of Issuer NDT VENTURES LTD.	For Quarter Ended February 28, 2003	Date of Report YY/MM/DD 03/04/07
Issuer's Address 860 - 625 Howe Street Vancouver, B.C. V6C 2T6	Issuer's Fax No. (604) 689-5041	Issuer's Telephone No. (604) 687-7545
Contact Person Fred G. Hewett	Contact's Position President	Contact Telephone No. (604) 687-7545
Contact Email Address info@northair.com	Web Site Address www.northair.com/ndt

CERTIFICATE

The three schedules required to complete this Report are attached and the Board of Directors has approved the disclosure contained herein. A copy of this Report will be provided to any shareholder who requests it.

Director's Signature signed	Print Full Name Fred G. Hewett	Date Signed YY/MM/DD 03/04/07
Director's Signature signed	Print Full Name D. Bruce McLeod	Date Signed YY/MM/DD 03/04/07

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheet
Prepared Without Audit - Canadian Funds

	February 28	May 31
	2003	2002	2002
ASSETS	$	$	$
Current
Cash and short term deposits	1,066,322	2,013,818	1,861,235
Accounts receivable	13,183	8,943	8,770
	1,079,505	2,022,761	1,870,005
Exploration Expense Advance	-	-	11,300
Resource property costs (Note 3)	897,780	712,010	765,750
Investments (Note 2)	115,896	135,081	140,388
Mining Equipment (Note 4)	11,455	16,364	14,781
	2,104,636	2,886,216	2,802,224

LIABILITIES
Current
Accounts payable and accrued liabilities	9,824	10,852	4,175
Due to related parties (Note 6)	13,446	12,142	18,600
	23,270	22,994	22,775

SHAREHOLDERS' EQUITY
Share Capital (Note 5)	23,197,319	23,162,412	23,168,412
Deficit	(21,115,953)	(20,299,190)	(20,388,963)
	2,081,366	2,863,222	2,779,449
	2,104,636	2,886,216	2,802,224

ON BEHALF OF THE BOARD:

"Fred G. Hewett"

________________________

Director

"D. Bruce McLeod"

________________________

Director

-

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 2
Consolidated Statement of Loss and Deficit
Prepared Without Audit - Canadian Funds

	Three months Ended February 28		Nine months Ended February 28
	2003 - $	2002 - $	2003 - $	2002 - $
General and Administrative Expenses
Administration fees	45,000	45,000	135,000	135,000
Regulatory compliance	21,387	2,943	44,781	24,583
Salaries	10,412	10,424	38,065	49,817
Legal and accounting	9,092	664	28,424	29,281
Promotion and travel	5,899	4,603	18,216	16,049
Office and sundry	5,682	7,953	15,157	10,808
Investor relations	5,721	2,686	14,328	10,742
Foreign exchange loss (gain)	8,126	(323)	5,891	(1,082)
Transfer agent fees	756	646	3,464	3,021
Amortization	1,109	1,584	3,326	4,751
Loss before the Undernoted	(113,184)	(76,180)	(306,652)	(282,970)
Write off of resource costs	(34,794)	(52,504)	(420,847)	(188,908)
Write-down of investments	-	(6,318)	(24,492)	(20,871)
Interest income	2,213	125	25,001	31,740
Loss for the period	(145,765)	(134,877)	(726,990)	(461,009)
Deficit - Beginning of period	(20,970,188)	(20,164,313)	(20,388,963)	(19,838,181)
DEFICIT - END of period	(21,115,953)	(20,299,190)	(21,115,953)	(20,299,190)
EARNINGS (LOSS) PER SHARE
- Basic and fully diluted	(0.01)	(0.01)	(0.03)	(0.02)

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)		Statement 3
Consolidated Statement of Cash Flows
Prepared Without Audit - Canadian Funds
Three months Ended February 28			Nine months Ended February 28
2003 - $		2002 - $	2003 - $	2002 - $
CASH RESOURCES PROVIDED BY (USED IN)
Operating activities
Net income (loss) for the period	(145,765)	(134,877)	(726,990)	(461,009)
Items not affecting cash
Resource costs written off	34,794	52,504	420,847	188,908
Write-down of investments	-	6,318	24,492	20,871
Amortization	1,109	1,584	3,326	4,751
	(109,862)	(74,471)	(278,325)	(246,479)
Changes in non-cash working capital	9,057	4,180	(3,918)	(82,451)
	(100,805)	(70,291)	(282,243)	(328,930)
Investing activities
Resource property costs	(100,705)	(66,710)	(510,945)	(265,945)
Exploration Expense advance	-	-	11,300	-
	(100,705)	(66,710)	(499,645)	(265,945)
Financing activities
Share issue costs	(13,025)	-	(13,025)	-
Net decrease in cash	(214,535)	(137,001)	(794,913)	(594,875)
Cash position - Beginning	1,280,857	2,150,819	1,861,235	2,608,693
Cash position - Ending	1,066,322	2,013,818	1,066,322	2,013,818

Supplemental Schedule of Non-Cash Transactions
Shares issued for resource properties	21,000	-	41,932	-

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Schedule
Consolidated Schedule of Mineral Property Costs
Prepared Without Audit - Canadian Funds

	Three months Ended February 28		Nine months Ended February 28
DIRECT - MINERAL	2003 - $	2002 - $	2003 - $	2002 - $
Deferred Exploration Costs
Amarok, Nunavut
Airborne geophysics	-		53,489	-
Transportation and travel	-		47,972	-
Supervision and labour	4,595	11,507	61,894	28,702
Expediting and general	685	2,097	12,839	18,899
Analysis and assays	80	366	10,767	15,680
Permits and fees	(12,548)		(12,548)	-
Fox, Nunavut
Transportation and travel	1,322		22,363	-
Expediting and general	-		14,426	-
Supervision and labour	819		12,932	-
Analysis and assays	-		2,442	-
Melville Project, Nunavut
Fury, Sarcpa & Gem
Supervision and labour	223		223	-
Black Hills/Jenny, Nevada
Permits and fees	-		6,952	-
Supervision and labour	-		3,024	-
Hannah, Nevada
Permits and fees	4,777		8,835	-
Labour and general	-		2,751	-
CC Claims, Nevada
Labour and general	7,840	-	25,278	-
Assays, camp and general	18	-	5,747	-
South Voisey Bay, Labrador
Field and general	-	956	637	8,406
Magma, Argentina
Property maintenance	-	-	-	5,350
Antana, Peru
Field geology	-	378	-	6,612
Supervision	-		-	8,079
Property evaluation:
S. America, properties not acquired
Supervision and labour	2,547	27,241	3,179	75,389
Field and general	-	3,995	-	16,889
Consultants and costs	-	-	-	9,152
U.S.A., properties not acquired
Labour	19,373	-	68,957	-
Field and general	(515)	-	27,314	-
Canada, properties not acquired
Field, travel and general	8,991	2,641	21,913	8,527
Labour	11,587	17,530	14,946	59,670
Cost for the period	49,796	66,711	416,333	261,355
Balance - Beginning of period	689,096	639,256	679,351	681,232
Write-off of costs	(34,794)	(52,504)	(391,587)	(184,318)
Transfer of property interest to SBVN	-	-	-	(104,806)
Balance - Deferred Exploration	704,097	653,463	704,097	653,463

-

See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Schedule
Consolidated Schedule of Mineral Property Costs - continued
Prepared Without Audit - Canadian Funds

	Three months Ended February 28		Nine months Ended February 28
	2003 - $	2002 - $	2003 - $	2002 - $
Deferred Acquisition Costs
Amarok, Nunavut
Claim staking	-		1,408
Fox, Nunavut
Shares issued	-		4,000
Claim staking	-		1,104
Melville Project, Nunavut
Fury, Sarcpa, Gem
Shares issued	21,000		21,000
Claims - cash acquisition	50,000		50,000
CC Claims, Nevada, USA
Shares issued	-		9,932
Claims - cash acquisition	910		29,629
Hannah, Nevada, USA
Shares issued	-		1,869
Claims - cash acquisition	-		3,164
Black Hills/Jenny, Nevada, USA
Shares issued	-		5,131
Claims - cash acquisition	-		9,307
Antana, Peru
Finders fees	-	-	-	4,590
Cost for the period	71,910	-	136,544	4,590
Balance - Beginning of period	121,773	58,547	86,399	58,547
Write-off of costs	-	-	(29,260)	(4,590)
Balance - Deferred Acquisition	193,683	58,547	193,683	58,547

BALANCE OF RESOURCE PROPERTY COSTS	February 28, 2003 - $	February 28, 2002 - $
Consists of:
Deferred Exploration	704,097	58,547
Deferred Acquisition	193,683	653,463
	897,780	712,010

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
February 28, 2003
Prepared Without Audit - Canadian Funds

1.

Significant Accounting Policies

These interim consolidated financial statements should be read in conjunction with the most recent annual financial statements. They follow the same accounting policies and methods of their application as at the most recent annual financial statements, except for the following change:

Change in Accounting Policy

 During the year, the company has adopted the new recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.  It is applied on a prospective basis and applies to all awards granted on or after 1 May 2002.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

i)

Non-employees

The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

ii)

Employees

The standard encourages the use of a fair value based method for all awards to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a Company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The Company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares.  As required for the employee stock options, the Company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

2.

Investments

Details are as follows:

	Number of Shares	Ownership Percentage	Carrying Value February 28, 2003	Carrying Value May 31 2002
Coal Creek Energy Inc.	1,391	minimal	$154	$278
Epicentrix Technologies	175,882	minimal	5,276	24,624
Maximus Ventures Ltd.	3,000	minimal	510	780
Oromin Explorations Ltd.	35,000	minimal	3,150	3,500
Playfair Mining Ltd.	40,000	minimal	2,000	6,400
SVB Nickel Company Ltd.	837,119	6.56%	104,806	104,806
			$115,896	$140,388

As market values are not necessarily indicative of realizable value, all investments are carried at the lower of cost or net realizable value.  The carrying values at February 28, 2003 represent current market values as determined by management.

Playfair Mining Ltd. and the company have two directors in common.

3.

Mineral Property Costs

Details of properties on hand are as follows:

	Acquisition Costs	Exploration Costs	February 28, 2003	May 31, 2002
Canada
Rankin Inlet, Nunavut
Amarok	$-	$-	$-	$108,717
Fox	5,104	57,020	62,124	4,857
Melville, Nunavut
Fury, Sarcpa, Gem	71,000	223	71,223
Voisey's Bay, Newfoundland
Takla Claims	48,334	569,129	617,463	616,826

U.S.A. - Nevada
Black Hills/Jenny	14,438	9,976	24,414
Hannah	5,033	11,587	16,620
C.C. Claims	39,560	31,025	70,585
South America
Argentina
Magma	10,214	25,137	35,351	35,350
	$193,683	$704,097	$897,780	$765,750

a)

Amarok Claims

By agreement dated August 27 2001, the company had the right to acquire up to a 100% interest in the claims and prospecting permit known as the Amarok property.  During the current period, the Company decided not to pursue this project and terminated its option.

a)

Fox Claims

By agreement dated May 31 2002, the company obtained the right to acquire up to a 75% interest in the claims known as the Fox property.  At its option, the company can earn an initial 51% interest by completing the following:

Date	Cash Payments	Share Issuances	Exploration Expenditures
On or before 31 October 2002	$-	50,000*	$-
On or before 30 April 2003	-	50,000	25,000**
On or before 31 October 2003	-	100,000	-
On or before 30 April 2004	25,000	-	100,000
On or before 30 April 2005	25,000	-	250,000
Total	$50,000	200,000	$375,000

* Issued

**Completed

Upon earning a 51% interest, the company will have 90 days to elect to either form a joint venture with the optionor or to earn an additional 24% interest in the property by incurring an additional $750,000 in exploration expenditures, making an additional cash payment of $100,000, and issuing an additional 300,000 shares to the optionor on or before 30 April 2007.  Upon earning a 75% interest in the property, the company and the optionor will form a joint venture to further develop the claims.

b)

Melville Project - Fury, Sarcpa, Gem Properties

Effective December 31, 2002, the company and Navigator Exploration Corp. ("Navigator") (together the "Optionees"), as tenants in common, were granted an option (the "Option") to acquire a collective 60% interest (30% each) in exploration permits on the Melville Peninsula (Sarcpa and Gem) and Baffin Island (Fury) from Stornoway Ventures Ltd. ("Stornoway"), Northern Empire Minerals Ltd. ("Empire") and Hunter Exploration Group ("Hunter") (together the "Optionors"). The Fury, Sarcpa and Gem are collectively referred to herein as the "Melville Project." The company has certain directors and officers in common with Stornoway and Empire.  Hunter is an unincorporated joint venture, which is at arm's length to the company.

The company and Navigator will earn their respective interest by:

(a)

funding in equal amounts the acquisition costs of the Melville Project prospecting permits;

(b)

each issuing to Hunter 100,000 common shares in their respective capital and 100,000 warrants exercisable to purchase 100,000 additional shares of the company and Navigator for a period of one year at a price equal to 125% of the average closing price of the relevant company's shares for the five trading days after the Issuer and Navigator publicly announced the agreement, being February 11, 2003; and

(c)

incurring exploration expenditures of $1,000,000 and filing all representation work necessary to maintain all or a portion of the Melville Project in good standing until an aggregate of $1,000,000 has been spent on exploration expenditures.

The Melville Project is subject to a 2% gross overriding royalty on all mineral production, including gemstone production, retained by Hunter.  The Issuer and Navigator may reduce this royalty to 1% by paying an aggregate of $3,000,000.  In addition, the Melville Project is subject to a 2% net smelter return royalty from the sale of ore or ore concentrates or other products therefrom.

The company has fulfilled (a) and (b) of the above terms.

a)

Black Hills, Jenny and Hannah Claims

By letter agreement dated August 5, 2002 and effective September 5, 2002 the company obtained the right to acquire three gold properties in Churchill County, Nevada, USA, known as Black Hills, Jenny, and Hannah.  At its option, the company can earn its interest by completing the following:

Date	Cash Payments in US $		Share Issuances
Within 10 days of Sept. 5, 2002	$5,000	(Paid)
Within 30 days of Sept. 5, 2002	-		25,000	(Issued)
September 5, 2003	10,000		50,000
September 5, 2004	40,000		100,000
September 4, 2005	75,000		150,000
September 4, 2006	120,000		250,000
Total	$250,000		525,000

In addition, the Company will be required to maintain the properties in good standing by paying all claim rental fees and related costs (US$6,000 BLM fees paid).

The properties are subject to a 2% Net Smelter Return ("NSR") which can be reduced to 1% for $1 million US.

The Company paid a finder's fee of US$2,500 and 25,000 common shares relating to this acquisition. In addition, the finder will receive 5% of certain field expenditures up to a maximum of US$200,000 payable quarterly.

b)

CC Claims

By letter agreement dated August 26, 2002 and effective September 10, 2002 the company obtained the right to acquire a gold property in Churchill County, Nevada, USA, known as the CC Claims.  At its option, the company can earn its interest by completing the following:

Date	Cash Payments in US $	Share Issuances		Exploration Expenditures
Within 10 days of Sept. 10, 2002	$10,000(1)		$
Within 30 days of Sept. 10, 2002	-	50,000(1)
During first year of agreement				50,000
September 10, 2003	15,000	75,000
During second year of agreement				75,000
September 10, 2004	25,000	100,000
During the third year of agreement				125,000
September 10, 2005	150,000	175,000
During the fourth year of agreement				250,000
September 10, 2006	300,000	285,500
Total	$500,000	685,500		$500,000

(1)

Paid and/or issued.

The $50,000 work commitment in Year 1 is to include a minimum of 1,500 feet of reverse circulation drilling.

The properties are subject to a 3% Net Smelter Return ("NSR"). The Company can reduce the NSR to 1% at a cost of $750,000 per percentage point.

The Company paid a finder's fee of US$2,500 and 32,767 common shares relating to this acquisition. In addition, the finder will receive 10% of certain field expenditures up to a maximum of US$250,000 payable quarterly.

a)

Takla Claims

Pursuant to an option agreement dated 24 April 1995 and a joint venture agreement dated 8 November 1996 the Company holds a 63% interest in and to certain mining claims (the "Takla Claims") situated in Voisey's Bay. North Group Ltd. (formerly Takla Star Resources Ltd.) holds the remaining 37% interest. Certain claims in this property are subject to a net smelter returns royalty equal to 1.5% of amounts received for base metals and 2% of amounts received for precious metals (the "Newminex Royalty"), payable to Newminex Mining and Exploration Ltd.  The Newminex Royalty may be purchased for $5,000,000. North Group Ltd. retains a 1% NSR on the property. In addition, the Company is obligated to issue up to a maximum of 300,000 common shares to North Group Ltd. as a bonus for bankable feasibility study.

Each company's interest is subject to dilution if they do not contribute their proportionate share of an exploration program.  As at February 28, 2003, North Group's interest in the joint venture is approximately 37%, which shall not be reduced to less than 25%.  The company's interest will be relinquished if its interest becomes less than 5%.

4.

Capital Assets

Mining equipment:

	February 28, 2003	May 31, 2002
Cost	$ 121,515	$ 121,515
Accumulated Amortization	110,060	106,734
	$ 11,455	$ 14,781

5.

Share Capital

a)

Details as follows:

Authorized: 100,000,000 common shares without par value	Number	Amount - $
Issued and fully paid:
Balance - November 30, 2001	25,626,978	23,162,412
Issued for property, March 2002	50,000	6,000
Balance - May 31, 2002	25,676,978	23,168,412
Issued for properties - September/October 2002	182,767	20,932
Issued for properties - in units	100,000	21,000
Issue costs - retainer		(13,025)
	25,959,745	23,197,319

b)

There are no escrow or pooling arrangements with respect to the Company's shares.

c)

Options granted during the current year-to-date period are as follows:

Date	Number	Name, if insider	Exercise price	Expiry
Feb. 17, 2003	175,000	D. Bruce McLeod	$0.15	Feb. 17, 2008
Feb. 17, 2003	200,000	Frederic Hewett	$0.15	Feb. 17, 2008
Feb. 17, 2003	150,000	Donald A McLeod	$0.15	Feb. 17, 2008
Feb. 17, 2003	100,000	Gail Sharp	$0.15	Feb. 17, 2008
Feb. 17, 2003	100,000	Alfred Kwong	$0.15	Feb. 17, 2008
Feb. 17, 2003	150,000	Don Moore	$0.15	Feb. 17, 2008
Feb. 17, 2003	150,000	James Stewart	$0.15	Feb. 17, 2008
Feb. 17, 2003	150,000	Bruce Grant	$0.15	Feb. 17, 2008
Feb. 17, 2003	150,000	Neil Briggs	$0.15	Feb. 17, 2008
Feb. 17, 2003	160,000	Employees	$0.15	Feb. 17, 2008
Totals	1,485,000

Stock options to acquire 35,000 shares expired without exercise on April 2, 2002.

The fair value of stock options used to calculate compensation expense for insiders and employees is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions as at February 28, 2003:

Risk-free interest rate

4.27%

Expected dividend yield

  Nil

Expected stock price volatility

                                82.308%

Expected option life in years

                                                5 years

The pro forma effect on net loss and loss per share for the period ended February 28, 2003 of the actual results had the Company accounted for the stock options granted to insiders and employees using the fair value method is as follows:

Net loss for the nine months ended February 28, 2003:

Reported

$ (726,990)

Pro-forma

                $ (916,700)

Basic and diluted loss per share

Reported

$ (0.03)

Pro-forma

                $ (0.04)

d)

Description of options, warrants and convertible securities outstanding:

	Number	Exercise Price ($)	Expiry
Options: Insiders	300,000	0.15	April 11, 2004
Employees	230,000	0.15	April 11, 2004
Insiders	1,325,000	0.15	Feb. 17, 2008
Employees	160,000	0.15	Feb. 17, 2008
	2,015,000
Warrants	100,000	0.19	February 11, 2004
	2,115,000

6.

Related Party Transactions

Pursuant to a Management Service Agreement with International Northair Mines Ltd. ("Northair"), a company with directors and officers in common, Northair provides the Company with furnished office space, fully staffed and supplied in consideration of a fee, fixed annually, and paid monthly. Northair recovers other service costs, like mineral exploration or public relations at specified charge out rates and miscellaneous charges, like postage, are recovered on the basis of actual usage. Investor relations activities are carried out by the in-house staff of Northair and consists of dissemination of information to shareholders and prospective investors through brochures, press releases, quarterly and annual reports. Administrative services fees of $135,000 (2002 - $135,000) were paid to Northair during the current period. As at February 28, 2003, the balance owed to Northair was $13,446.

7.

Contingencies

       Aboriginal and Missionary Land Claims

There are several aboriginal groups and one missionary group claiming unextinguished aboriginal titles and/or land rights to the lands and resources of Labrador.  Some of these groups have, through their legal counsel, made certain claims and requested that certain agreements be entered into with respect to activities on their traditional lands.  These may include one or more of the company's resource properties in Voisey's Bay and such claims could materially and adversely affect the ability of the company to explore those claims and may prevent any exploitation of the claims on an economic basis.

8.

Income Taxes

The company has approximately $14,152,000 of deferred mineral expenses available, which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The company has allowable non-capital losses for Canadian income tax purposes of approximately $966,000, which may be utilized to reduce taxes on future income.  Unless utilized these losses will expire as follows:

2003	$116,000
2004	170,000
2007	170,000
2008	229,000
2009	281,000
$966,000

The potential tax benefits of these resource related expenditures and income tax losses have not been recognized in the accounts of the company.

9.

Segmented Information

Details on a geographical basis are as follows:

February 28, 2003	Canada	U.S.A.	South America	Total
Assets	1,957,666	111,619	35,351	2,104,636
Capital Expenditures	251,054	207,890	3,179	552,877
Loss	627,540	96,271	3,179	726,990

February 28, 2002	Canada	U.S.A.	South America	Total
Assets	2,854,866	-	31,350	2,886,216
Capital Expenditures	139,884	-	126,061	265,945
Loss	335,708	-	125,301	461,009

10.

Subsequent Event

On April 3, 2003, the Company completed a public offering, pursuant to a Short Form Offering Document dated March 25, 2003, of 6,950,000 units at $0.18 per unit, raising gross proceeds of $1,251,000.  The offering was composed of 5,560,000 flow-through units and 1,390,000 non-flow-through units.  Each flow-through unit is comprised of one flow-through common share and one half of one non-flow-through share purchase warrant.  Each non-flow-through unit is comprised of one non-flow-through common share and one half of one non-flow-through share purchase warrant.  The warrants are non-transferable and entitle the holder to purchase one additional common share at a price of $0.27 until April 3, 2004. The agent was paid a cash commission of $93,825, issued 1,042,500 agent's warrants, and paid a corporate finance fee of $15,000 plus GST.  Each of the agent's warrants is exercisable into one common share at a price of $0.20 until April 3, 2004.  The agent's warrants, any shares issued upon exercise of the agent's warrants, 611,000 of the units, and any shares issued under such units are subject to a hold period and may not be traded until August 4, 2003, except as permitted by applicable securities legislation and the TSX Venture Exchange.

11.

Comparative Figures

Certain of the prior year figures have been reclassified to conform with the current year's presentation.

12.

Differences Between Canadian and United States Generally Accepted Accounting Principles ("GAAP")

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.  The U.S. Securities and Exchange Commission requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the U.S.  Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

a)

Under United States GAAP, investments held for re-sale are recorded at market value.  The difference between the market value and the cost of the investment is recorded as a separate shareholder equity category named comprehensive income.  Once the investment is sold, the comprehensive income for that investment is cleared out to income.  Under Canadian GAAP, investments held for re-sale are recorded at the lower of cost or market.  There is no comprehensive income category in Canada.

b)

Under Canadian GAAP, mineral properties are carried at cost and written-off or written-down if the properties are abandoned, sold or if management decides not to pursue the properties.  Under U.S. GAAP, the company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value.  The company has not yet obtained an independent report and accordingly for U.S. purposes, the properties have been written off.

c)

Under U.S. GAAP, stock compensation expense is recorded as shares held in escrow become eligible for release based upon the number of shares eligible for release and the market value of the shares at that time.  Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded.  The shares held in escrow were performance shares that were issued to certain directors who reorganized the company's business affairs and raised financing sufficient to fund the company's business plan.

The effects of the differences in accounting principles on the results of operations, capitalized resource property costs, loss per share and deficit are as follows:

i)

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

Cumulative Amounts from February 25, 1995 to Feb. 28 2003		9 mos. Ended Feb. 28, 2003	9 Mos. Ended Feb. 28, 2002	Year Ended May 31, 2002
Loss for the period - Cdn basis	$(17,185,649)	$(726,990)	$(461,009)	$(550,782)
Write-off of mineral properties	(897,780)	(132,030)	27,769	(118,437)
Stock compensation expense	(2,171,584)	(189,709)	-	-
Loss for the period - U.S. basis	$(20,255,013)	$(1,048,729)	$(433,240)	$(669,219)
Loss per share for the period - U.S. basis		$(0.04)	$(0.02)	$(0.03)

ii)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

Cumulative Amounts from February 25, 1995 to Feb. 28, 2003	9 mos. Ended Feb. 28, 2003	9 Mos. Ended Feb. 28, 2002	Year Ended May 31, 2002
Deficit - Prior to exploration stage - U.S. basis	$(3,930,304)	$(3,930,304)	$(3,930,304)	$(3,930,304)
Deficit accumulated during the exploration stage, as reported	(17,185,649)	(17,185,649)	(16,368,886)	(16,458,659)
Write-off of mineral properties	(897,780)	(897,780)	(710,010)	(765,750)
Stock compensation expense	(2,171,584)	(2,171,584)	(1,981,875)	(1,981,875)
Deficit accumulated during the exploration stage - U.S. basis	(20,255,013)	(20,255,013)	(19,060,771)	(19,206,284)
Total deficit - U.S. basis	$(24,185,317)	$(24,185,317)	$(22,991,075)	$(23,136,588)

iii)

The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders' equity, as reported, is as follows:

	Common Shares
	Number	Amount	Deficit Prior to Exploration Stage	Deficit Accumulated During Exploration Stage	Comprehensive Income	Total
Shareholders' equity as at May 31, 2002 - Cdn basis	25,676,978	$23,168,412	$(3,930,304)	$(16,458,659)	$-	$2,779,449
Write-off of mineral properties	-	-	-	(765,750)	-	(765,750)
Stock compensation expense	-	1,981,875	-	(1,981,875)	-	-
Investments held for resale	-	-	-	-	104,806	104,806
Shareholders' equity as at May 31, 2002 - U.S. basis	25,676,978	$25,150,287	$(3,930,304)	$(19,206,284)	$104,806	$2,118,505
Shareholders' equity as at February 28, 2002 - Cdn basis	25,626,978	$23,162,412	$(3,930,304)	$(16,368,886)	$-	$2,863,222
Write-off of mineral properties	-	-	-	(712,010)	-	(712,010)
Stock compensation expense	-	1,981,875	-	(1,981,875)	-	-
Investments held for resale	-	-	-	-	104,806	104,806
Shareholders' equity as at February 28, 2002 - U.S. basis	25,626,978	$25,144,287	$(3,930,304)	$(18,629,531)	$-	$2,256,018
Shareholders' equity as at February 28, 2003 - Cdn basis	25,676,978	$23,197,319	$(3,930,304)	$(17,185,649)	$-	$2,081,366
Write-off of mineral properties	-	-	-	(897,780)	-	(897,780)
Stock compensation expense	-	2,171,584	-	(2,171,584)	-	-
Investments held for resale	-	-	-	-	104,806	104,806
Shareholders' equity as at February 28, 2003 - U.S. basis	25,676,978	$25,368,903	$(3,930,304)	$(19,206,284)	$119,551	$1,288,392

SCHEDULE B: SUPPLEMENTAL INFORMATION

1.  Analysis of Expenses and Deferred Costs

Refer to Schedule A - Consolidated Financial Statements. The Consolidated Statement of Loss and Deficit provides an analysis of general and administrative expenses. The Consolidated Schedule of Resource Property Costs and Note 3 to the Consolidated Financial Statements provide an analysis of deferred costs.

2. Related Party Transactions

Refer to Note 6 to the Consolidated Financial Statements.

3.  Summary of Securities Issued and Options Granted During the Year-to-Date Period

Refer to Note 5 to the Consolidated Financial Statements.

4. Summary of Securities as at February 28, 2003

Refer to Note 5 to the Consolidated Financial Statements.

5.  Directors and Officers as at the Date Hereof

Donald A. McLeod, Chairman & Director; Fred G. Hewett, President, CEO & Director; D. Bruce McLeod, Chief Financial Officer, Vice President & Director; James Stewart, Director; Neil Briggs, Director; Donald Moore, Director; Bruce Grant, Director; Thomas H. Burkhart, Vice President, Exploration; Gail M. Sharp, Secretary, Alfred C. Kwong, Controller.

SCHEDULE C: MANAGEMENT DISCUSSIONS AND ANALYSIS

General

NDT Ventures Ltd., a Northair Group company, is engaged primarily in the acquisition, exploration and development of mineral properties throughout the Americas. The Company's common shares trade on the TSX Venture Exchange ("TSVX") under the trading symbol NDE.

Until recently, the Company was quoted on the OTC Bulletin Board ("OTCBB"). The implementation of the Sarbanes-Oxley Act, among other things, has imposed significant additional disclosure requirements on the Company with respect to the Securities and Exchange Commission's ("SEC") Annual Report on Form 20F. The Company was not able to file the Annual Return within the prescribed time. Accordingly, the Company was removed from the OTCBB system for failure to comply with NASD Rule 6530 effective January 7, 2003. The Company filed its Form 20F Annual Return with the SEC on January 27, 2003. The Company now requires a market maker to submit on its behalf certain forms required by the compliance department of the OTCBB in order to be re-instated on the OTC Bulletin Board.

Effective February 17, 2003, the Company granted incentive stock options to directors, officers and employees to purchase up to 1,485,000 common shares at $0.15 per share for a period of five years. The TSX Venture Exchange (the "Exchange") approved the grant of these options on February 21, 2003.

NDT and Navigator Exploration Corp. ("Navigator") entered into an option agreement (the "Melville Option Agreement") to explore approximately one million acres on the Melville Peninsula, located 850 km northwest of Iqaluit, Nunavut. The prospecting permits have been divided into three properties, the Fury, Sarcpa and Gem (collectively the "Melville Project"). Under the terms of the agreement, Navigator and NDT may earn a 60% collective interest (30% interest each) in the properties from Northern Empire Minerals Ltd. ("Northern Empire"), Stornoway Ventures Ltd. ("Stornoway") and Hunter Exploration Group ("Hunter"). Refer to Note 3 c) in Schedule A for agreement details.  Navigator and NDT advanced all acquisition costs in December, 2002. The Melville Option Agreement was subject to receipt of the exploration permits and approval of the option terms by independent directors of each of Northern Empire, Stornoway, Navigator and NDT, both of which occurred in February, 2003.  The Exchange approved the Melville Option Agreement on February 26, 2003 and the Company has issued 100,000 Common Shares to Hunter together with a share purchase warrant which entitles Hunter, or its assignees, to purchase a further 100,000 Common Shares of the Issuer at $0.19 per share until February 11, 2004.

The Sarcpa and Gem properties on the Melville Peninsula and the Fury Property on Baffin Island include ground between the recent AV-1 diamond discovery on the Aviat Project and De Beers Canada Exploration Inc.'s eight million acre Baffin Island property, as well as ultramafic occurrences mapped by the Geological Survey of Canada between 1976-77.  The nature of these ultramafic rocks is not known at the present time, but they appear to range in size from 100-150 to 400 m in diameter. The NDT-Navigator landholdings are located within 50 to 190 km of the AV-1 diamond discovery made by Northern Empire, Stornoway and Hunter on their Aviat Project. NDT and Navigator are optimistic that systematic exploration of the Melville Project could result in new kimberlite discoveries.

The 2003-2004 exploration program on the Melville Project will include airborne geophysics, regional till sampling, ground geophysical surveying and diamond drilling based on the recommendations of Dean Besserer, B.Sc., P. Geol. of Apex Geoscience Ltd. contained in his Amended and Restated Technical Report dated March 25, 2003.

On April 3, 2003 the Company completed a public offering, pursuant to a Short Form Offering Document dated March 25, 2003, of 6,950,000 units at $0.18 per unit, raising gross proceeds of $1,251,000.  The offering was composed of 5,560,000 flow-through units and 1,390,000 non-flow-through units.  Each flow-through unit is comprised of one flow-through common share and one half of one non-flow-through share purchase warrant.  Each non-flow-through unit is comprised of one non-flow-through common share and one half of one non-flow-through share purchase warrant.  The warrants are non-transferable and entitle the holder to purchase one additional common share at a price of $0.27 until April 3, 2004.

First Associates Investments Inc. was the agent for the offering.  The agent was paid a cash commission of $93,825, issued 1,042,500 agent's warrants, and paid a corporate finance fee of $15,000 plus GST.  Each of the agent's warrants is exercisable into one common share at a price of $0.20 until April 3, 2004.

The agent's warrants, any shares issued upon exercise of the agent's warrants, 611,000 of the units, and any shares issued under such units are subject to a hold period and may not be traded until August 4, 2003, except as permitted by applicable securities legislation and the TSX Venture Exchange.

The proceeds from this financing will be used to further the advancement of the Melville Project exploration activities and for general working capital.

The Company has identified priority drill targets on its CC Gold Project located in Churchill County, Nevada within the Fairview Mining District of the Walker Lane Mineral Belt. Drilling is scheduled upon receipt of the requisite permit from the Bureau of Land Management. The Company's initial program will be evenly spaced over the 300 metre strike length of the outcropping Main Vein target area. Additional drilling, both down dip and along the additional 700 metre known strike, is anticipated once initial drill results have been obtained. In conjunction with drilling, field activities will include mechanical trenching to better expose the strike projections of veins known to occur in the foot wall and hanging wall of the Main Vein.  Detailed mapping and sampling will continue over other portions of the property where initial work has defined additional target areas.  These targets include a parallel vein structure situated approximated two km to the southwest of the Main Vein where gold values up to 3.7g/t over one metre were obtained from outcrop.

The main target on the CC claims is an epithermal quartz vein system that strikes northeast and dips 60 to 70 degrees to the southeast.  The occurrence consists of a central two meter wide Main Vein that outcrops over a 300 meter strike length and can be traced via sub-crop and float an additional 500 plus meters to the southwest and over 200 meters to the northeast.  Detailed mapping of the main outcrop area has defined several vein splays in the foot-wall and hanging-wall of the Main Vein that broadens the target zone up to 30 meters in width.  Of 12 representative samples the Company obtained from vein outcrops, gold values ranged from 0.9 to 56 g/t with an average gold grade of 8.67g/t.

The Company currently has three other gold projects in Nevada. The Black Hills and Jenny Properties are located on a major structural component of the Walker Lane and mid-way between and on a geological trend with the Paradise Peak and Rawhide gold mines. Detailed fieldwork on these two projects is planned during the coming spring. An initial round of target investigation was recently completed on the Hannah Project, located in the Jessup Mining District in northwestern Churchill County.  Initial sampling of potential bulk mineable target areas on Hannah resulted in less than expected gold values.  Continued work at Hannah will now concentrate on establishing the continuity of outcropping high-grade quartz veins where values up to 18 g/t gold have been obtained.

The Company is actively evaluating several additional gold prospects and will continue to review quality opportunities in the Americas as part of its strategy to acquire attractive mineral properties in stable and prospective geological environments.

In March, 2003 the Company changed its transfer agent and registrar to Pacific Corporate Trust Company.

The following discussions and analysis of the results of operations and financial position of the Company should be read in conjunction with its consolidated financial statements for the year ended February 28, 2003 and the notes thereto.

Results of Operations

During the current nine months, the Company sustained a loss of $726,990 or $0.03 per share, compared to a loss of $461,009 or $0.02 per share in the 2002 comparative period. This increase was the result of greater resource costs written off (2003 - $420,847; 2002 - $188,908), increased general and administrative expenses (2003 - $306,652; 2002 - $282,970), lower interest income (2003 - $25,001; 2002 - $31,740) and higher write-downs of investments (2003 - $24,492; 2002 - $20,871).

Resource costs written off in the current nine months relate to costs accumulated on the abandoned Amarok property ($284,538) and on outside property evaluations (U.S.A. - $96,271; Canada - $36,859; South America - $3,179). In 2002, resource costs written off related to the abandoned Antana project in Peru - $19,281; outside property evaluations in Canada - $68,197; and general South America - $101,430.

Interest income in the current nine months continued to weaken as a result of lower cash balances and interest rates, resulting in $25,001 in 2003 compared to $31,740 in 2002.

General and administrative expenses in 2003 were approximately $24,000 higher than in 2002. Regulatory compliance costs relating primarily to the dissemination of proxy-related materials and fees paid to regulatory authorities and CDS Inc. through SEDAR and the electronic filing of Form 20F though the SEC's EDGAR system resulted in a major increase from $24,583 in 2002 to $44,781 in 2003. While salaries expenses decreased (2003 - $38,065; 2002 - $49,817), the CEO allocated more of his time in this period to investor relations than in 2002, resulting in an increase in investor relations expenditures in 2003 (2003 - $14,328; 2002 - $10,742).  In 2002, minor recoveries of office expenses were offset against office and sundry. There was no similar recovery in 2003 (2003 - $15,157; 2002 - $10,808). Funds that the Company holds in US-denominated currencies have experienced a steady decline in exchange rate to Canadian dollars. Therefore, the Company sustained a foreign exchange loss of $5,891 in 2003 as compared to a gain of $1,082 in 2002.The reader is referred to the Consolidated Statement of Loss and Deficit in Schedule A for a breakdown and comparison of the Company's general and administrative expenses.

The amount charged by Northair under a management service agreement (disclosed in Note 6 to the financial statements) remained the same as 2002 ($135,000).

Liquidity and Capital Resources:

During the current nine months, the Company's cash reserves decreased by $794,913 (2002 decrease - $594,875) resulting in a balance of $1,066,322 as at February 28, 2003. The Company spent $282,243 on its operating activities (2002- $328,930) and $499,645 (2002 - $265,945) on investing activities including resource property expenditures of $416,333 for deferred exploration costs and $94,612 for deferred acquisition costs. The Company had net working capital of $1,056,235 as at February 28, 2003 (2002 - $1,999,767).

The Company also holds a portfolio of investment in shares, at the lower of cost or market value of $115,896. Details of these investments are itemized in Note 2 in the consolidated financial statements in Schedule A.

Risk and Uncertainties

The mineral industry is intensely competitive in all its phases. The Company competes with many other companies who have greater financial resources and experience. The market price of precious metals and other minerals is volatile and cannot be controlled. Mineral exploration is a speculative venture. There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body. The recovery of the Company's investment in resource properties and attainment of profitable operations is dependent on the discovery, development and sale of ore reserves, the ultimate outcome of which cannot be determined now because they are contingent on future matters.

The Company's exploration activities outside of Canada make it subject to foreign currency fluctuations and this may adversely affect the Company's financial position and results of operations. The Company does not engage in currency hedging activities other than maintaining some funds in US dollar investments until such time as the funds are required.

The Company has limited financial resources, no source of operating cash flow and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements. If the Company's exploration programs are successful, additional funds will be required for development of one or more projects. Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development of the Company's properties or with the possible loss of such properties.

NDT VENTURES LTD.

PRESS RELEASE

April 8, 2003

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

NDT Ventures Ltd. Releases Third Quarter Report, 2003

NDT Ventures Ltd. (TSXV: NDE) has released its BC Form 51-901F Third Quarter Report containing financial statements in Canadian funds, prepared without audit, for the nine months ended February 28, 2003 (the "Quarterly Report"). Pursuant to the requirements of National Instrument 54-102, this news release provides a reasonable summary of the information contained in the Quarterly Report. Concurrently with this news release the Company is filing the Quarterly Report with the regulatory authorities through SEDAR (www.sedar.com) and has mailed it to shareholders whose names appear on the Company's Supplemental List. A copy of the Quarterly Report is available upon request.

NDT Ventures Ltd., a Northair Group company, is engaged primarily in the acquisition, exploration and development of mineral properties throughout the Americas.

NDT and Navigator Exploration Corp. ("Navigator") entered into an option agreement (the "Melville Option Agreement") to explore approximately one million acres on the Melville Peninsula, located 850 km northwest of Iqaluit, Nunavut. The prospecting permits have been divided into three properties, the Fury, Sarcpa and Gem (collectively the "Melville Project"). Under the terms of the agreement, NDT and Navigator may earn a 60% collective interest (30% interest each) in the properties from Northern Empire Minerals Ltd. ("Northern Empire"), Stornoway Ventures Ltd. ("Stornoway") and Hunter Exploration Group ("Hunter"). NDT and Navigator advanced all acquisition costs in December, 2002. The Melville Option Agreement was subject to receipt of the exploration permits and approval of the option terms by independent directors of each of Northern Empire, Stornoway, NDT and Navigator, both of which occurred in February, 2003.  The Exchange approved the Melville Option Agreement on February 26, 2003 and the Company has issued 100,000 Common Shares to Hunter together with a share purchase warrant which entitles Hunter, or its assignees, to purchase a further 100,000 Common Shares of the Issuer at $0.19 per share until February 11, 2004.

The Sarcpa and Gem properties on the Melville Peninsula and the Fury Property on Baffin Island are comprised of ground between the recent AV-1 diamond discovery on the Aviat Project and De Beers Canada Exploration Inc.'s eight million acre Baffin Island property, as well as claims covering ultramafic occurrences mapped by the Geological Survey of Canada between 1976-77.  The nature of these ultramafic rocks is not known at the present time, but they appear to range in size from 100-150 to 400 m in diameter. The NDT-Navigator landholdings are located within 50 to 190 km of the AV-1 diamond discovery made by Northern Empire, Stornoway and Hunter on their Aviat Project. NDT and Navigator are optimistic that systematic exploration of the Melville Project could result in new kimberlite discoveries.

The 2003-2004 exploration program on the Melville Project will include airborne geophysics, regional till sampling, ground geophysical surveying and diamond drilling based on the recommendations of Dean Besserer, B.Sc., P. Geol. of Apex Geoscience Ltd. contained in his Amended and Restated Technical Report dated March 25, 2003.

The Company has identified priority drill targets on its CC Gold Project located in Churchill County, Nevada within the Fairview Mining District of the Walker Lane Mineral Belt. Drilling is scheduled upon receipt of the requisite permit from the Bureau of Land Management. The Company's initial program will be evenly spaced over the 300 metre strike length of the outcropping Main Vein target area. Additional drilling, both down dip and along the additional 700 metre known strike, is anticipated once initial drill results have been obtained. In conjunction with drilling, field activities will include mechanical trenching to better expose the strike projections of veins known to occur in the foot wall and hanging wall of the Main Vein.  Detailed mapping and sampling will continue over other portions of the property where initial work has defined additional target areas.  These targets include a parallel vein structure situated approximated two km to the southwest of the Main Vein where gold values up to 3.7g/t over one metre were obtained from outcrop.

2

The main target on the CC claims is an epithermal quartz vein system that strikes northeast and dips 60 to 70 degrees to the southeast.  The occurrence consists of a central two meter wide Main Vein that outcrops over a 300 meter strike length and can be traced via sub-crop and float an additional 500 plus meters to the southwest and over 200 meters to the northeast.  Detailed mapping of the main outcrop area has defined several vein splays in the foot-wall and hanging-wall of the Main Vein that broadens the target zone up to 30 meters in width.  Of 12 representative samples the Company obtained from vein outcrops, gold values ranged from 0.9 to 56 g/t with an average gold grade of 8.67g/t.

The Company currently has three other gold projects in Nevada. The Black Hills and Jenny Properties are located on a major structural component of the Walker Lane and mid-way between and on a geological trend with the Paradise Peak and Rawhide gold mines. Detailed fieldwork on these two projects is planned during the coming spring. An initial round of target investigation was recently completed on the Hannah Project, located in the Jessup Mining District in northwestern Churchill County.  Initial sampling of potential bulk mineable target areas on Hannah resulted in less than expected gold values.  Continued work at Hannah will now concentrate on establishing the continuity of outcropping high-grade quartz veins where values up to 18 g/t gold have been obtained.

The Company is actively evaluating several additional gold prospects and will continue to review quality opportunities in the Americas as part of its strategy to acquire attractive mineral properties in stable and prospective geological environments.

In March, 2003 the Company changed its transfer agent and registrar to Pacific Corporate Trust Company.

On April 3, 2003 the Company completed a public offering, pursuant to a Short Form Offering Document dated March 25, 2003, of 6,950,000 units at $0.18 per unit, raising gross proceeds of $1,251,000.  The offering was composed of 5,560,000 flow-through units and 1,390,000 non-flow-through units.  Each flow-through unit is comprised of one flow-through common share and one half of one non-flow-through share purchase warrant.  Each non-flow-through unit is comprised of one non-flow-through common share and one half of one non-flow-through share purchase warrant.  The warrants are non-transferable and entitle the holder to purchase one additional common share at a price of $0.27 until April 3, 2004.

First Associates Investments Inc. was the agent for the offering.  The agent was paid a cash commission of $93,825, issued 1,042,500 agent's warrants, and paid a corporate finance fee of $15,000 plus GST.  Each of the agent's warrants is exercisable into one common share at a price of $0.20 until April 3, 2004.

The agent's warrants, any shares issued upon exercise of the agent's warrants, 611,000 of the units, and any shares issued under such units are subject to a hold period and may not be traded until August 4, 2003, except as permitted by applicable securities legislation and the TSX Venture Exchange.

The proceeds from this financing will be used to further the advancement of the Melville Project exploration activities and for general working capital.

Until recently, the Company was quoted on the OTC Bulletin Board ("OTCBB"). The implementation of the Sarbanes-Oxley Act, among other things, has imposed significant additional disclosure requirements on the Company with respect to the Securities and Exchange Commission's ("SEC") Annual Report on Form 20F. The Company was not able to file the Annual Return within the prescribed time. Accordingly, the Company was removed from the OTCBB system for failure to comply with NASD Rule 6530 effective January 7, 2003. The Company filed its Form 20F Annual Return with the SEC on January 27, 2003. The Company now requires a market maker to submit on its behalf certain forms required by the compliance department of the OTCBB in order to be re-instated on the OTC Bulletin Board.

Effective February 17, 2003, the Company granted incentive stock options to directors, officers and employees to purchase up to 1,485,000 common shares at $0.15 per share for a period of five years. The TSX Venture Exchange (the "Exchange") approved the grant of these options on February 21, 2003.

3

During the current nine months, the Company sustained a loss of $726,990 or $0.03 per share, compared to a loss of $461,009 or $0.02 per share in the 2002 comparative period. This increase was the result of greater resource costs written off (2003 - $420,847; 2002 - $188,908), increased general and administrative expenses (2003 - $306,652; 2002 - $282,970), lower interest income (2003 - $25,001; 2002 - $31,740) and higher write-downs of investments (2003 - $24,492; 2002 - $20,871).

During the current nine months, the Company's cash reserves decreased by $794,913 (2002 decrease - $594,875) resulting in a balance of $1,066,322 as at February 28, 2003. The Company spent $282,243 on its operating activities (2002- $328,930) and $499,645 (2002 - $265,945) on investing activities including resource property expenditures of $416,333 for deferred exploration costs and $94,612 for deferred acquisition costs. The Company had net working capital of $1,056,235 as at February 28, 2003 (2002 - $1,999,767). The Company also holds a portfolio of investment in shares, at the lower of cost or market value of $115,896.

On Behalf of the Board,

NDT VENTURES LTD.

"Fred G. Hewett"

________________________________

Fred G. Hewett, President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production; and project development, ore reserve estimates, cost engineering estimate risks, geological factors and exploration results.  See the Company's Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

NDT VENTURES LTD.

860 - 625 Howe Street, Vancouver, B.C. V6C 2T6

Tel: (604) 687-7545; Fax: (604) 689-5041

To:

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

TSX Venture Exchange Inc.

Dear Sirs:

Re:

Form 51-901F Quarterly Report - NDT Ventures Ltd. (the "Issuer")

The Issuer's Form 51-901F for the 3rd quarter ended February 28, 2003 was mailed April 8, 2003 to shareholders who appear on its supplemental mail list.

Concurrently with this mailing the Issuer issued a news release in compliance with NI 54-102.

Dated at Vancouver, British Columbia, this 8th day of April 2003.

NDT VENTURES LTD.

Per:

"Gail Sharp", Corporate Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT Ventures Ltd.

(Registrant)

By:/s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: April 8, 2003